UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)

Medalist Diversified REIT, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

58403P 105

(CUSIP Number)

Robert V. Wallace

132 LIncoln Street

Boston, MA 02111

(617) 423-2003

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 23, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58403P 105

1	NAME OF REPORTING PERSONS Robert V. Wallace
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 755,113
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 755,113
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 755,113
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 58403P 105

1	NAME OF REPORTING PERSONS TPG Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 415,937
	8	SHARED VOTING POWER 0
	4	SOLE DISPOSITIVE POWER 415,937
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 415,937
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 58403P 105

This Amendment No. 1 (this “Amendment”) to the Statement of Schedule 13D filed on February 4, 2022 (the “Schedule 13D”) filed by the undersigned amends the Schedule 13D as follows:

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Mr. Wallace were purchased with his personal funds in open market purchases for aggregate purchase considerations of $782,592.65. The Shares purchased by TPG were purchased with working capital in open market purchases for aggregate purchase consideration of $423,956.03.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by the Reporting Persons herein is based upon 16,266,148 Shares outstanding, which is the total number of Shares outstanding as of November 12, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2021.

ROBERT V. WALLACE

(a)	As of the close of business on February 23, 2022, Mr. Wallace beneficially owned 755,113 Shares, including 35,041 Shares beneficially owned by Mr. Wallace’s spouse that are attributable to him..

Percentage: Approximately 4.6%

(b)	1. Sole power to vote or direct vote: 755,113
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 755,113
4. Shared power to dispose or direct the disposition: 0

(c)

The 35,041 Shares beneficially owned by Mr. Wallace’s spouse and attributable to Mr. Wallance are held in a separate account in her name and were inadvertently omitted from the original Schedule 13D. The transactions in the Shares in this separate account were as follows:

Date	Transaction	Quantity	Weighted Average Price Per Share
1/4/22	Purchase	15,000	$ 1.055
1/20/22	Purchase	41	$ 1.01
1/25/22	Purchase	20,000	$0.9966

TPG

(a)	As of the close of business on February 23, 2022, TPG beneficially owned 415,937 Shares.

Percentage: Approximately 2.6%

(b)	1. Sole power to vote or direct vote: 415,937
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 415,937
4. Shared power to dispose or direct the disposition: 0

(c)	TPG engaged in the following transactions in the Shares since the initial filing of the Schedule 13D:

Date	Transaction	Quantity	Weighted Average Price Per Share
1/31/22	Purchase	9,700	$1.047
2/1/22	Purchase	4,600	$1,019
2/2/22	Purchase	9,100	$1.007
2/3/22	Purchase	4,700	$0.988
2/4/22	Purchase	8,087	$0.989
2/7/22	Purchase	5,900	$0.997
2/8/22	Purchase	3,000	$0.998
2/9/22	Purchase	21,042	$1.046
2/10/22	Purchase	26,693	$1.041
2/11/22	Purchase	5,300	$1.024
2/14/22	Purchase	9,300	$1.001
2/15/22	Purchase	11,300	$1.012
2/16/22	Purchase	7,300	$1.014
2/17/22	Purchase	7,400	$1.023
2/18/22	Purchase	8,999	$1.015
2/22/22	Purchase	7,100	$1.017
2/23/22	Purchase	29,500	$1.067

Except as expressly modified by this Amendment, all provisions of the Schedule 13D shall continue in full force and effect.

CUSIP No. 58403P 105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2022

/s/ Robert V. Wallace
Robert V. Wallace

TPG HOLDINGS, LLC

By:	/s/ Steven E. Goodman
Name: Steven E. Goodman
Title: Manager